

November 8, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Properties, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 4, 2013**
> **File No. 333-190056**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent that any relevant terms of any anticipated debt issuances are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms. This disclosure should include, though not necessarily be limited to, the $755 million for the ARCT IV merger, $1.25 billion for the Cole Merger, the $300 million for the Fortress Portfolio and the $202.1 million for the Inland Portfolio.

2.   In light of the anticipated debt issuances, please provide a table of contractual obligation on a pro forma basis.

3.   Where you discuss ARCT IV's board consideration regarding this merger, please clarify if the board has subsequently considered the impact of the Cole merger on ARCT IV's shareholders.

How will ARCP fund the cash portion of the merger consideration, page vii

4.   We note your response to comment 3. Considering shareholders approving this merger will effectively become shareholders of the completely merged entity, please briefly clarify how you will fund the cash consideration for all pending mergers.

What will be the distribution rate on an ARCT IV stockholder's original investment, page x

5.   Please revise to clarify if the expectation regarding distributions includes the impact of the merger with Cole.

Comparative ARCP and ARCT IV Market Price and Distribution Information, page 22

6.   We have received and are reviewing the supplemental materials submitted in response to comment 5. We may have further comments upon the completion of our review.

Risk Factors, page 25

ARCP's anticipated level of indebtedness…., page 37

7.   Please combine the risk factor on page 36 under the heading "ARCP is more highly leveraged…" with this risk factor and revise to disclose the leverage ratio based on the pro forma $9.2 billion in indebtedness. Also, please tell us the difference between this risk factor and the one on page 50 with the same heading. Generally, please review this section and limit the repetition in your risk factors and the narratives.

The exchange ratio in the Cole Merger…., page 38

8.   Please revise this risk factor so that it discusses the specific risks applicable to the shareholders of ARCT IV.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

Unaudited Pro Forma Consolidated Balance Sheet, pages F-4 – F-7

9.   We note your column for Cole Merger Related Adjustments. Please tell us how you determined it was not necessary to provide pro forma adjustments for the fair value of the following line items: Investments in unconsolidated entities, Leasehold improvements and property and equipment, net, Mortgage notes payable, Other long-term debt, and

Non-controlling interests. Further, please tell us why you continue to record Acquired below market lease intangibles at the amount from the historical balance sheet of Cole.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-8 – F-13

10.   We note that your pro forma financial statements have been prepared with the assumption that you have been determined to be the accounting acquirer in the transaction with Cole Real Estate Investments, Inc.   Please clarify the facts and circumstances considered in arriving at your conclusion.   Your response should address the factors to be considered outlined within paragraphs 805-10-55-10 to 15 of the FASB Accounting Standards Codification.

11.   We have considered your response to comment 8.   We note that due to the complexity of the conversion features, you will need the assistance of a third party specialist to assist in the determination of whether a derivative exists and the value if such a derivative exists. Your response also indicates that such an analysis has not yet been completed. However, you have determined that the impact of this potential bifurcated derivative is not material to the pro forma financial statements.   Please clarify how you are able to arrive at such a conclusion when an evaluation of whether a derivative exists and the valuation of such a derivative have not yet been performed.   Your response should describe all facts and circumstances considered in arriving at your conclusion.

12.   We note your adjustment (29). Please reconcile for us the $11,315,000 in your table to the amounts discussed in your footnote.

Unaudited Pro Forma Consolidated Statement of Operations for the Year ended December 31, 2012, pages F-17 – F-19

13.   It does not appear that your Dividends allocable to preferred shares for the CapLease Historical and CapLease Merger Related Adjustments columns is in the total column. Please advise or revise.

14.   We note your pro forma adjustment of 29,412,000 shares to the basic and diluted weighted average common shares. Please tell us and revise your filing to clarify the nature of this adjustment.

Annex F

Unaudited Pro Forma Consolidated Balance Sheet for American Realty Capital Trust IV, Inc, page F-5

15.   We note that the amounts in your first paragraph on page F-5 are inconsistent with the amounts in the GE Capital Portfolio column. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel